FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated May 25, 2005 (“Globe Introduces the Sony Ericsson P910i Smartphone with BlackBerry Connect in the Philippines")	Page No 3

Document 1

May 25, 2005

FOR IMMEDIATE RELEASE

Globe Introduces The Sony Ericsson P910i Smartphone With BlackBerry Connect In The Philippines

Manila, The Philippines and Waterloo, Canada – Globe, Sony Ericsson Mobile Communications and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of BlackBerry® Connect™ for the Sony Ericsson P910i to Globe Telecom customers in the Philippines.

BlackBerry Connect enables P910i users to connect to proven and popular BlackBerry services featuring push-based wireless technology. BlackBerry provides an efficient and reliable communications platform that automatically delivers emails to and from a wireless device. The Sony Ericsson P910i will support BlackBerry services, while maintaining the existing P910i experience and functionality.

“We’re delighted to add BlackBerry Connect to the Sony Ericsson P910i. The P910i offers productivity, entertainment and communications in a stylish and compact device. With our partnerships with Globe and RIM, we ensure our customers are able to access this proven, market-leading wireless communication and data solution,” said Dennis Manzano, Sony Ericsson General Manager in the Philippines.

“BlackBerry has been well-received by Globe’s customers since it was launched last year. We are very pleased to work with Sony Ericsson and RIM to offer a new choice to our customers who would like to have BlackBerry services in a different form factor. Our customers can also leverage Globe’s robust GPRS network and strong international roaming capabilities to access emails anywhere they go,” said Blue de Venecia, GlobeSolutions Senior Product Manager.

With BlackBerry Connect technology, users will enjoy BlackBerry services on the Sony Ericsson P910i.  Supported features include push-based wireless email access, wireless email reconciliation and attachment viewing via BlackBerry Enterprise Server™ and BlackBerry Internet Service™.  Additional features supported by BlackBerry Enterprise Server include wireless calendar reconciliation, remote address lookup, IT policy enforcement and commands and Triple DES encryption. “Customers around the world depend on the push-based BlackBerry architecture and infrastructure to remain connected to business and personal information while on the go,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “With BlackBerry Connect, Globe’s customers will be able to enjoy the many features of the Sony Ericsson P910i together with the added benefit of BlackBerry connectivity.” The P910i is a high-quality communications tool for voice calls, text and picture messaging, and email, as well as providing full PDA/organizer functions. In addition, it is a camera-phone capable of recording video and still images and provides a good gaming experience on the 262K color touch-screen. The wide range of applications available for download enables the P910i to do much more than making voice calls, thereby increasing its value for both consumers and operators. The P910i is based on the open Symbian OS v7.0 and the established UIQ user interface.

— more —

BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange and IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

_________________

About Sony Ericsson Mobile Communications

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Ericsson and Sony in 2001, with head quarters in London, the company employs 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. For more information, please visit www.SonyEricsson.com

About Globe Telecom

Globe Telecom has a long history of uniting people by forging strong links of communication throughout the Philippines and with the world. From its humble beginnings as a radio and telegraph company in the 1920s, Globe has steadily evolved to become the industry leader that it is today. In 1993, Globe formed a partnership with SingTel International to further expand its capability to service the increasing telecommunications needs of a growing and vibrant economy.

Globe has the distinction of being the first mobile services provider in the Philippines to offer SMS, MMS and other technological innovations. Globe also offers business solution packages through GlobeSolutions and wireline and Internet services through Innove Communications.

Globe’s corporate leadership and pioneering services have been recognized by industry stalwarts in the region. Some of its most recent accolades include “Most Innovative Service of the Year 2004” for its over-the-air reloading application Share-a-Load, from Asian MobileNews, and Best Asian GSM Carrier from Telecom Asia Awards 2004.

Globe is listed in the Philippine Stock Exchange (PSE: GLO). For more information, visit www.globe.com.ph.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Globe Telecom
Blue De Venecia
Senior Product Manager, GlobeSolutions
+632 730 4008
mrdevenecia@globetel.com.ph

Sony Ericsson Mobile Communications
Patrick S. Larraga
Marketing Manager, Sony Ericsson - Philippines
Patrick.Larraga@sonyericsson.com

Research In Motion
Courtney Flaherty
Brodeur for RIM
+1 212.771.3637
cflaherty@brodeur.com

Katie Lee
PR Manager, Asia Pacific
+852 2116 8112
kalee@rim.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 25, 2005	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance